May 9, 2008

To whom it may concern,

Please note that there was a correction from source to the press release filed on May 8, 2008 by Marketwire on behalf of Ur-Energy USA Inc. under the project number 1262476. Ur-Energy issued a corrected release that has been added to the same project as a revised release.

Marketwire
Montreal office
(514) 861-7801